Filed Pursuant to Rule 433

Registration No. 333-219979

September 18, 2017

Magna International Inc.

Pricing Term Sheet

€600,000,000 1.500% Senior Notes due 2027

Issuer:	Magna International Inc.

Trade Date:	September 18, 2017

Settlement Date:	September 25, 2017 (T+5)

Format	SEC Registered

Ratings*:	A3 (Stable) — Moody’s Investors Service Inc. A- (Stable) — S&P Global Ratings Services

Issue of Securities:	1.500% Senior Notes due 2027

Aggregate Principal Amount Offered:	€600,000,000

Maturity:	September 25, 2027

Coupon:	1.500%

Benchmark Bund:	DBR 0.5% due August 15, 2027

Spread to Benchmark Bund:	+104.4 basis points

Benchmark Bund Price and Yield:	100.420%; 0.456%

Mid-Swap Yield:	0.900%

Spread to Mid-Swap Yield:	60 basis points

Yield to Maturity:	1.500%

Price to Public:	100%, plus accrued interest, if any, from September 25, 2017

*  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Payment Dates:	Annually in arrears on September 25 of each year, beginning on September 25, 2018

Day Count Fraction:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:	Prior to June 25, 2027, Bund Rate +15 basis points

Par Call:	On or after June 25, 2027

Listing:

Magna International Inc. intends to apply to list the notes on the New York Stock Exchange. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations:	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

Common Code/ISIN/CUSIP:	168918542 / XS1689185426 / 559222AU8

Joint Book-Running Managers:	BNP Paribas Merrill Lynch International ING Bank N.V. Citigroup Global Markets Limited

Co-Managers:	CIBC World Markets plc
MUFG Securities EMEA plc
RBC Europe Limited
Scotiabank Europe plc
TD Securities (USA) LLC
Banco Santander, S.A.
Bank of Montreal, London Branch
Commerzbank Aktiengesellschaft
HSBC Bank plc
J.P. Morgan Securities plc
ICBC Standard Bank Plc
Raiffeisen Bank International AG

It is expected that delivery of the notes will be made against payment therefor on or about September 25, 2017, which will be the fifth London business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding London business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at (800) 854-5674, Merrill Lynch International toll-free at +44 207 995 3966 or ING Bank N.V. at +31 205 638 035